CARRICK GOLD LIMITED
ACN [illegible]

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Quarterly Report

SUPPL

for the three months ending 30th September 2006

Prices at close of trade 29th September 2006

Gold Price	US$598/oz
Carrick Shares	AU$0.96

Current Resource of 2.25Moz set for upgrade





Highlights

LINDSAYS PROJECT

- Assay results reinforce geological model.
- Continuity of mineralisation established at depth and along strike.
- New exploration targets identified by auger drilling north-west of Parrot Feathers.

KALPINI PROJECT

- North-west trending shear zones identified in a dolerite host rock striking at least 1.5 kilometres.
- Indicated Resource of 2.7MT at 2.8g/t gold for 0.24Moz.

NICKEL PROJECT E27/318

- Downhole E.M. survey is currently underway which is in close proximity to the Black Swan Nickel Mine (5km SE) and covers an area of 84 square kilometres.

Resource upgrade under review - recent results to add to Carrick Gold's Total Resource.

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Carrick Gold Limited

Figure 1: Tenement Location Plan


Western Australia
Northern Territory
Queensland
South Australia
New South Wales
Victoria
Tasmania

0 250 500km
scale


Carnarvon
Meekatharra
Wiluna
Cue
Laverton
Leonora
Geraldton
Carrick Gold Limited
KALGOORLIE
Indian Ocean
PERTH
Norseman
Bunbury
Esperance
Southern Ocean
Albany

Executive Summary

In the September Quarter, Carrick Gold Limited completed a 21 hole Reverse Circulation drilling programme for 3399 metres. The drilling focussed on the Eastern Structure from Parrot Feathers to the Trial Pit (Figure 2a & 2b).



Image: Trial Pit at Lindsays


Lindsays Project
N
Richfield Prospect
Parrot Feathers
Trial Pit
Neves Prospect
Nock Prospect
West Prospect
South Prospect

Figure 2a (right): Lindsays Project Location Plan


48100
48200
48300
48400
48500
48600
500
400
300
200
Parrot Feathers
Trial Pit
PFRC088
PFRC101
Pitch
N
GEOLOGICAL LEGEND
1-2g/t Au
2-5g/t Au
> 5g/t Au
ORE Horizon
0
60
120
180
Scale 1:3000

Figure 2b: Lindsays Project - Parrot Feathers Long Section

CARRICK GOLD LIMITED
ACN 100 425 954
Level 9, 37 St. George's Terrace, Perth. WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

The drilling results have successfully established the continuity of mineralisation along strike and at depth (Table A) and will result in an upgrade of the indicated resource.

Hole	Easting (m)	Northing (m)	RL (m)	Depth (m)	Azi (deg.)	Dip (deg.)
PFRC279	18400	48480	497	192	90	-70
PFRC280	18409.35	48490.97	497	180	135	-70
PFRC281	18422.08	48223.69	496	126	135	-70
PFRC282	18403	48210	496	120	90	-70
PFRC283	18478	48210	496	130	270	-70
PFRC284	18540	48420	465	100	90	-70
PFRC285	18550	48480	465	100	90	-70
PFRC286	18425	48300	496	156	90	-70
PFRC287	18418.54	48467.64	498	198	135	-60
PFRC288	18480	48260	496	168	222	-70
PFRC289	18464	48180	496	130	222	-70
PFRC290	18440	48150	496	120	222	-70
PFRC291	18465	48300	497	175	222	-70
PFRC292	18420	48380	498	170	42	-70
PFRC293	18515	48400	497	200	222	-70
PFRC294	18480	48320	497	252	222	-70
PFRC295	18420	48180	497	144	222	-70
PFRC296	18420	48150	497	180	222	-70
PFRC297	18422	48120	497	168	222	-70
PFRC298	18335	48120	497	130	42	-70
PFRC299	18440	48492.5	498	260	222	-70

Shallow auger drilling was undertaken on 20 tenements including the Lindsays area and Halfway Hill. Drilling identified several excellent gold targets, two of which will be tested by R.C. drilling in October of this year.

All tenements are in good standing with rents and rates paid and expenditure commitments met.

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Assay Results Reinforce Geological Model

27th September 2006

Highlights

Prices as at 25th September 2006

Gold price	US$592/oz
Carrick Gold Shares	AU$0.97
Carrick Gold Options	AU$0.74

The latest R.C. drilling results at Lindsays have established the continuity of mineralisation along strike and at depth.

Further infill drilling currently in progress is designed to enhance the geological model and to increase the indicated resource from the surface to 200 metres vertical depth.


Parrot Feathers
N
0
800
1600
2400
Scale 1:40000

Figure 1: Location of Carrick Gold's Lindsays Tenements



Drilling at Lindsays



Inspecting samples

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Table A				
	Depth		Intersections	
Hole	From	To	Width	Grade
	(m)	(m)	(m)	(g/t)
PFRC259	129	130	1	0.87
PFRC259	136	139	3	1.05
PFRC260	30	31	1	0.53
PFRC260	57	58	1	0.99
PFRC260	59	62	3	1.56
PFRC260	66	71	5	1.28
PFRC260	75	80	5	3.13
PFRC262	106	110	4	2.21
PFRC262	111	113	2	0.53
PFRC262	115	116	1	0.63
PFRC262	118	119	1	0.85
PFRC263	37	38	1	1.04
PFRC263	41	43	2	0.94
PFRC263	51	53	2	1.06
PFRC263	59	62	3	3.94
PFRC263	75	76	1	1.01
PFRC263	91	92	1	0.67
PFRC264	77	78	1	2.02
PFRC264	84	85	1	2.11
PFRC265	35	36	1	0.52
PFRC265	37	38	1	0.54
PFRC265	60	62	2	0.62
PFRC266	26	27	1	0.64
PFRC266	55	56	1	1.15
PFRC267	88	89	1	0.58
PFRC268	59	60	1	0.9
PFRC268	72	73	1	0.67
PFRC271	73	74	1	2.5
PFRC272	48	49	1	0.98
PFRC272	126	127	1	0.58
PFRC273	90	94	4	1.07
PFRC273	124	125	1	2.64
PFRC274	10	11	1	1.15
PFRC274	37	38	1	1.06
PFRC274	93	94	1	0.64
PFRC274	98	99	1	1.04
PFRC274	101	102	1	0.82
PFRC274	114	115	1	1.57
PFRC275	79	84	5	1.71
PFRC275	91	95	4	0.94
PFRC276	4	8	4	0.98
PFRC276	64	68	4	1.33
PFRC276	107	108	1	0.97

(continued)

PFRC278	12	14	2	0.89
PFRC278	68	70	2	1.92
PFRC278	71	72	1	0.79
PFRC278	78	79	1	0.82
PFRC278	81	85	4	1.46
PFRC279	55	59	4	0.83
PFRC279	84	88	4	0.66
PFRC279	162	169	7	4.21
PFRC280	52	54	2	1.06
PFRC280	164	165	1	0.79
PFRC280	167	168	1	1.45
PFRC281	20	25	5	1.04
PFRC281	103	105	2	0.98
PFRC282	82	83	1	0.58
PFRC282	85	90	5	1.5
PFRC283	69	78	9	1.76
PFRC283	92	96	4	0.63
PFRC283	108	110	2	0.55
PFRC283	112	116	4	3.61
PFRC284	62	65	3	4.15
PFRC284	66	70	4	3.3
PFRC284	80	81	1	1.69
PFRC284	84	85	1	1.52
PFRC285	57	61	4	4.98
PFRC285	96	98	2	2.63
PFRC286	106	107	1	1.24
PFRC286	119	120	1	1.36
PFRC287	42	44	2	1.11
PFRC287	85	86	1	14.84
PFRC287	160	161	1	0.63

Table B						
	Hole Coordinates		Hole Orientation			
Hole_No.	Local_E	Local_N	RL	Depth	Azi	Dip
			(m)	(m)	(deg.)	(deg.)
PFRC259	18410.67	47839.99	495.99	150	90	-60
PFRC260	18249.45	47839.93	495.38	130	90	-60
PFRC261	17999.71	47839.77	496.46	240	90	-60
PFRC262	18409.51	47799.41	496.21	169	90	-60
PFRC263	18260.38	47799.91	494.91	139	90	-60
PFRC264	18220.3	47760.05	494.68	130	90	-60
PFRC265	18249.6	47719.88	494.71	108	90	-60
PFRC266	18278.97	47719.73	494.85	84	90	-60
PFRC267	18248.37	47759.61	494.7	100	90	-60
PFRC268	18289.61	47760.1	494.89	100	90	-60
PFRC269	18440.28	47839.9	496.32	168	90	-60
PFRC270	18429.65	47799.91	496.39	100	90	-60
PFRC271	18400.23	47718.6	495.92	108	90	-60
PFRC272	18388.81	47679.31	495.92	149	90	-60
PFRC273	18230.02	47840.32	495.6	132	90	-60
PFRC274	18197.71	47839.82	495.97	150	90	-60
PFRC275	18251.07	47920.48	496.97	108	90	-60
PFRC276	18200.26	47959.66	498.65	120	90	-60
PFRC277	18200.67	47919.63	498.65	130	90	-60
PFRC278	18261.03	47879.8	495.72	130	90	-60
PFRC279	18400	48480	497	192	90	-70
PFRC280	18409.35	48490.97	497	180	135	-70
PFRC281	18422.08	48223.69	496	126	135	-70
PFRC282	18403	48210	496	120	90	-70
PFRC283	18478	48210	496	130	270	-70
PFRC284	18540	48420	495	100	90	-70
PFRC285	18550	48480	495	100	90	-70
PFRC286	18425	48300	496	156	90	-70
PFRC287	18418.54	48467.64	498	198	135	-60



Lindsays Trial Pit

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of t he 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
ACN 100 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Geological Model Update

7th September 2006

Prices at close of trade 5th September 2006

Gold price	US$638/oz
Carrick Gold Shares	AU$1.04

Assay results reinforce geological model at Lindsays

The geological model has been drill-tested at three separate locations along the Eastern Structure at Parrot Feathers, Copperline and south of the Trial Pit.

Drilling returned excellent results indicating significant thicknesses of mineralisation. (Refer: Table A).

Drill hole PFRC279 replicated the intersection in previous drill hole PFRC101 (7m @ 8.5g/t) and drill holes PFRC282 and PFRC283 replicated intersections in the previous drill hole PFRC88 (2m @ 17.5g/t). Intersections in drill holes PFRC260, 262, 263 and 275 are associated with significant mineralised zones south of the Trial Pit. These intersections extend the current understanding of the geological model to a distance of over 700 metres from Parrot Feathers to south of the Trial Pit within a known mineralised strike extent on the Eastern Structure of 1.6 kilometres.

Continuity along strike is to be further tested with infill-drilling between the above locations. As an example, gaps in the drilling between Parrot Feathers and the Trial Pit are highlighted in the long section (Refer: Figure 1) and will be the focus of the drilling beginning next week.

Two drill holes were also completed in this programme at Parrot Feathers to test the continuity down dip between high grade intersections. Drill holes PFRC284 and PFRC285 were drilled midway between high grade intersections on the 10 metre sections 48420N and 48480N respectively. Results confirmed the existence of high grade zones of similar tenor and thickness between the existing high grade intersections (Refer: Table A).

Carrick Gold's current Total Resource stands at 28.38M tonnes for 2.25M gold ounces; however, recent drilling will increase this Total Resource.

CARRICK GOLD LIMITED
ACN 100 615 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533


Parrot Feathers
Trial Pit
PFRC88
PFRC101
Pitch
GEOLOGICAL LEGEND
1-2g/t Au
2-5g/t Au
> 5g/t Au
ORE Horizon
N
0
60
120
180
Scale 1:3000
1m/1.9g/t
1m/2.2g/t
1m/1.2g/t
1m/2.4g/t
4m/3.5g/t
1m/8g/t
1m/2.5g/t
4m/6.6g/t
1m/3.4g/t
1m/3.1g/t
0.5m/3.7g/t
1m/8.7g/t
0.8m/8.9g/t
0.45m/9.5g/t
1m/7.7g/t
4m/6.3g/t
2m/6.1g/t
3m/4.6g/t
2m/15.1g/t
2m/3.2g/t
1m/2.3g/t
2m/2.9g/t
1m/6.3g/t
500
400
300
200
48100
48200
48300
48400
48500
48600
Figure 1: Lindsay's Project - Parrot Feathers Long Section

CARRICK GOLD LIMITED
ACN [illegible]

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE A

HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	Thickness (m)	INTERSECTION (g/t)
PFRC260	59	80	21	1.3
				inc. 1m @ 10g/t
PFRC262	106	113	7	1.45
PFRC263	59	62	3	3.94
				inc. 1m @ 8.08g/t
PFRC275	79	85	5	1.71
PFRC279	162	169	7	4.1
				inc. 1m @ 8.35g/t
PFRC283	69	78	9	1.76
				inc. 1m @ 6.77g/t
PFRC284	62	70	8	3.21
				inc. 1m @ 8.38g/t
PFRC285	57	61	4	4.98
				inc. 1m @ 9.24g/t
	96	98	2	2.62
PFRC287	85	86	1	14.84

TABLE B

HOLE_ID	HOLE COORDINATES		HOLE ORIENTATION			
	E_GDA	N_GDA	RL	Depth	Azi	Dip
PFRC260	374647.3	6643480.8	495.38	130	45	-60
PFRC262	374785.6	6643570.9	496.21	169	45	-60
PFRC263	374684.1	6643461.7	494.91	139	45	-60
PFRC275	374589.2	6643536.6	496.97	108	45	-60
PFRC279	374279.2	6644025.7	498	192	45	-70
PFRC282	374479.6	6643844.7	496	120	45	-70
PFRC283	374530.4	6643899.8	496	120	225	-70
PFRC284	374418.2	6644087.8	497	100	45	-70
PFRC285	374380.9	6644135.9	497	100	45	-70
PFRC287	374308.4	6644022.2	498	198	89	-60

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	1 September 2006
The previous notice was given to the company on	13 July 2006
The previous notice was dated	13 July 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	36,400,000	55.4%	36,500,000	55.2%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1 Sept. '06	Frank Carr	On-mkt. & off-mkt. trades	$1.00 per share	100,000 F/P shares	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr		do.	direct	36,500,000 F/P shares	55.2%

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable

Name and ACN/ARSN (if applicable) Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name: FRANK CARR capacity: Director date: 5 September 2006

CARRICK GOLD LIMITED
ACN [illegible]

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Lindsay's Model Development

30th August 2006

Prices at close of trade 29th August 2006

Gold price	US$614/oz
Carrick Gold Shares	AU$0.99

Drilling at Lindsay's further advances understanding of geological model

- Drilling to date at the Lindsay's Project has consisted of 548 RC percussion holes and 7 Diamond holes for 51,000 metres.
- Measured and Indicated Resource at Lindsay's now stands at
  7.2M tonnes for 615,000 gold oz
- The Total Resource of the Lindsay's Project now stands at
  25.7M tonnes @ 2.4g/t for 2.01M gold oz
- Carrick's Total Resource now stands at
  28.38M tonnes for 2.25M gold oz*





**recent drilling will increase Carrick's Total Resource*





CARRICK GOLD LIMITED
ACN 010 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Lindsay's Project has progressed significantly with the development of a very good geological model of the Parrot Feathers to Trial Pit ore structure, which has recently been successfully drill tested.

The model predicts that continuity is being established at specific depths in a similar format to the surface geology where complex sediment chert/shale folding occurs. The geology and gold grades in drill holes PFRC 101 (7m @ 8.5g/t) and PFRC 88 (2m @ 17.5g/t) are considered very important to the model connecting the resource mineralisation at Parrot Feathers with the Trial Pit. These two intersections have been the focus of drilling over the past month to validate the model (some results are yet to be received) and predict the orientation and depth for future close-spaced drilling.

Continuity of mineralisation along strike can be shown in plan (Refer: Figure 1) which is a good example of the continuity of high grade intercepts (>1g/t) between the depths of 100-125 metres. As in other horizontal plans it can be seen that high grade intercepts occur along a north-west trending structure which can be shown to dip to the west and be made up of in part axial plane cleavages. High grade intercepts occur in clusters reflecting folding. Examples of these clusters occur near the significant intersections of drill holes PFRC 101 and PFRC 88.

In long section gold intercepts (>1g/t) follow the trend of the limbs of a folded structure which reflects the surface geology. At Parrot Feathers (Figure 1) the surface geology shows a north south limb and the western limb of a large south-plunging fold extending to the west giving the appearance of a flattened 'hook' structure. In long section this fold structure is reflected in the gold mineralisation trends at specific depths (Refer: Figure 2). Higher grade and thicker gold mineralised zones are commonly associated with fold noses and in long section at Parrot Feathers there is no exception where the fold nose appears to be pitching sub-vertically to the north.

With the knowledge of the geology and the significant gold intercepts between Parrot Feathers and the Trial Pit, continuity is assured and further close-spaced drilling will continue to infill, define and connect ore structures.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533


373800
374000
374200
374400
374600
374800
6644800
6644600
6644400
6644200
6644000
6643800
6643600
N
Parrot Feathers
Sediment/Chert
PFRC101(proj.)
PFRC 88
Trial Pit
GEOLOGICAL LEGEND
1-2g/t
2-5 g/t
>5 g/t
Sediment
Dolorite
Granite
Felsics
0
150
300
450
Scale 1:7500

Figure 1: Lindsay's Project - Intersections >1g/t (100-125m) & Surface Geology

CARRICK GOLD LIMITED
ACN 100 434 934
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533


Parrot Feathers
Trial Pit
PFRC 88
PFRC101
Pitch
1m/1.9g/t
1m/2.2g/t
1m/1.2g/t
1m/2.4g/t
4m/3.6g/t
1m/8g/t
1m/2.5g/t
1m/3.4g/t
1m/8.4g/t
2m/2.9g/t
1m/2.3g/t
3m/4.6g/t
2m/8.1g/t
2m/3.2g/t
2m/15.1g/t
1m/7.7g/t
0.5m/3.7g/t
1m/5.7g/t
0.45m/9.5g/t
GEOLOGICAL LEGEND
1-2g/tAu
2-5g/tAu
> 5g/tAu
ORE Horizon
N
0
60
120
180
Scale 1:3000
500
400
300
200
48100
48200
48300
48400
48500
48600

Figure 2: Lindsay's Project - Parrot Feathers Long Section

CARRICK GOLD LIMITED
ACN [illegible]
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Indicated Resource Increases at Kalpini

8th August 2006

Prices at close of trade 7th August 2006

Gold price	US$648/oz
Carrick Gold Shares	AU$1.03

Indicated Resource at Kalpini increases to 242,141 ounces

- Carrick Gold is actively exploring on several tenements north east of Kalgoorlie-Boulder (Refer: Figure 1).
- **Indicated resource at Kalpini has increased to 242,141 ounces**
- Drilling of the Atlas Shaft structure has increased the gold Indicated Resource at Kalpini by 41,526 ounces
- The Total Indicated Resource at Kalpini now stands at:

  2.66M tonnes @ 2.8g/t.
- Carrick's Total Gold Resource now stands at

  28.38M tonnes for 2.25 M gold oz.



Bevan Jaggard
Company Secretary
8th August 2006

CARRICK GOLD LIMITED
ACN 110 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

The Atlas shaft indicated resource has been calculated using 25 metre and 12.5 metre drill sections between local grid coordinates of 41025N and 41350N. Resource polygons have been wire framed manually with computer software from which areas and average grades (arithmetic mean) have been determined. Polygons reflect the geological model of a sub vertical shear system cut by shallow dipping quartz lodes (including extension quartz veins). Polygons have been extended to the surface where mine workings are located and to a depth of 200 metres where drilling is to a similar depth. A bulk density of 2.7 has been determined for mineralised rocks from the underground Atlas Shaft workings. Resource blocks have been extrapolated halfway between drill holes and drill hole sections and extended 25 metres past end drill holes. A lower cutoff grade of 0.5g/t has been applied.


Kalpini Project
N

Figure 1: Kalpini Project Tenement Boundaries

Drilling is to commence within 2 weeks to extend the resource to the north and south of the Atlas Shaft structure, which is guided by the presence of gold workings and anomalous drill holes from previous explorers.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary